September 26, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attention: John Barr

Re:                             Golden Minerals Company

Registration Statement on Form S-3, filed September 14, 2017

File No. 333-220457

Dear Mr. Barr:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Golden Minerals Company (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 2:00 p.m. Eastern Standard Time on Thursday, September 28, 2016, or as soon thereafter as practicable.

Sincerely,

/s/ Robert P. Vogels

ROBERT P. VOGELS
Senior Vice President and Chief Financial Officer

cc:	Warren Rehn
Brian Boonstra
Julie Blaser